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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                            ANALYTICAL SURVEYS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    032683302
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Gary S. Kohler, Okabena Investment Services, Inc.
    5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communication)

                                FEBRUARY 5, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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                                Page 1 of 6 Pages

This third amendment to Schedule 13D is filed on behalf of Okabena Partnership K (the "Partnership") and amends the original Schedule 13D filed on July 18, 1989, Amendment No. 1 filed on August 31, 1994 and Amendment No. 2 filed on April 25, 1995.



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                                Page 2 of 6 Pages

CUSIP No.
032683302
--------------------------------------------------------------------------------


     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          OKABENA PARTNERSHIP K, a Minnesota General Partnership
          Federal I.D. No. 41-1642281
--------------------------------------------------------------------------------

     (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)       [   ]
                                                            (b)       [ X ]
________________________________________________________________________________
     (3)  SEC Use Only

________________________________________________________________________________
     (4)  Source of Funds

________________________________________________________________________________
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      [   ]

________________________________________________________________________________
     (6)  Citizenship or Place of Organization

          Minnesota
________________________________________________________________________________

 Number of     (7)  Sole Voting Power                   156,100 shares;   4.9 %
Shares Bene-   -----------------------------------------------------------------
 ficially      (8)  Shared Voting Power                 N/A
 Owned by      -----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power              156,100  shares;  4.9 %
ing Person     -----------------------------------------------------------------
   With        (10) Shared Dispositive Power      N/A
________________________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  156,100 shares;  4.9 %
________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] N/A
________________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)
          4.9 %
________________________________________________________________________________


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     (14) Type of Reporting Person (See Instructions)
          PN

                                Page 3 of 6 Pages

ITEM 1.   SECURITY AND ISSUER

          Common Stock
          Analytical Surveys, Inc.
          1935 Jamboree Drive
          Colorado Springs, Colorado 80920


ITEM 2.   IDENTITY AND BACKGROUND

          Okabena Partnership K,
          a Minnesota general partnership
          Principal business is investment
          Principal business and office address is 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139
          Item 2 (d) - N/A
          Item 2 (e) - N/A


ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

          N/A


ITEM 4.   PURPOSE OF TRANSACTION

          N/A


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          See Schedule 13D Cover Page row (7) through (11) inclusive and (13).

          The Partnership sold in market transactions the following shares on the dates indicated, thus reducing its beneficial ownership by an amount greater than 1% of the issued and outstanding common shares of the Issuer. As a result, the Partnership is no longer the beneficial owner of more than 5% of the Issuer's common stock.

                DATE               SHARES SOLD                PROCEEDS
               -----               -----------                --------
               6/28/95               10,000                 $  66,250
               8/1/95                 5,800                    48,020
               2/6/96                20,000                   297,000
               2/13/96                3,900                    50,115
               2/14/96                4,100                    51,763



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                                Page 4 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.



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                                Page 5 of 6 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:     February 14, 1996             OKABENA PARTNERSHIP K

                                        By: Okabena Investment Services, Inc.
                                            Its: Managing Partner


                                        By:  /s/
                                             ------------------------------
                                              Gary S. Kohler, Vice President


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                                Page 6 of 6 Pages